UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-39481

PainReform Ltd.
(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This first paragraph of the press release attached as Exhibit 99.1 to this Report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-257968 and 333-265902) and the Company’s Registration Statements on Form F-3 (Registration No. 333-259318, 333-254982 and 333-276485), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On April 2, 2024 PainReform Ltd. issued a press release entitled “PainReform Reaches 50% Enrollment in the Second Part of its Phase 3 Clinical Trial of PRF-110 in Bunionectomy”. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated April 2, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2024	PAINREFORM LTD.

	By:	/s/ Ilan Hadar
Ilan Hadar Chief Executive Officer